December 22, 2006

Re:	Endesa, S.A.
Form 20-F for the fiscal year ended December 31, 2005
Filed May 17, 2006
File No. 333-07654

Mr. Michael Moran
Ms. Donna Di Silvio
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

Dear Mr. Moran and Ms. Di Silvio:

     Thank you for your letter dated December 8, 2006, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to the annual report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) of Endesa, S.A. (“Endesa”, also referred to in this letter as the “company” and “we”), which was filed with the Commission on May 17, 2006.

     Please find our responses to the Staff’s comments set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in boldface text.

     In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

  Endesa is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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  Endesa may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-213-11-94 or fax: 011-34-91-213-11-35; or our counsel, Michael J. Willisch of Davis Polk & Wardwell, at 011-34-91-702-2741 or fax: 011-34-91-702-2765.

Very truly yours,

/s/ José Luis Palomo

José Luis Palomo Chief Financial Officer

ANNEX A

Form 20-F for the fiscal year ended December 31, 2005

Report of Independent Registered Public Accounting Firm, page F-7 and F-8

1.	Please explain why a report is included for CIEN-Companhia de Interconexao Energética and subsidiaries for the two years ended December 31, 2005 and for CIEN-Companhia de Interconexeao Energética for the three-month period ended December 31, 2005.

     Companhía de Interconexao Energética S.A. (“CIEN”), up to the date of our reorganization in Brazil (see the response below to comment 2 for further details in relation to this reorganization in Brazil), was a direct subsidiary (55% ownership) of our wholly owned subsidiary, Endesa Internacional S.A. (“Endesa Internacional”). The remaining 45% ownership was owned by Endesa Chile S.A. (“Endesa Chile”) 59.98% owned by Enersis S.A. (“Enersis”), which, in turn is 60.62% owned by us.

     After the reorganization of entities under common control for our investment in Brazil in September 30, 2005, CIEN became directly controlled by our subsidiary, Endesa Brasil S.A. (“Endesa Brasil”), whose ownership structure is as follows: 28.48% Endesa Internacional; 36.27% Endesa Chile; 20.55% Enersis; and the remaining 14.7% through some other companies pertaining to Endesa Group.

     Our principal auditor, Deloitte, has placed reliance in its auditor’s report for 2004 and 2005 on the report of Ernst & Young with respect to the Chilean GAAP financial statements of CIEN for such years. We believe that we have complied with Rule 2-05 of Regulation S-X by including in our Form 20-F the other auditor’s report (Ernst & Young for the Chilean GAAP audit work of CIEN) on which our principal auditor (Deloitte) has relied upon.

     Please see our response to comment 2 below for a discussion of the report for CIEN with respect to the three month period ended December 31, 2005.

2.	Please explain why the reports issued and included for Central Geradora Termelétrica Fortaleza-CGTF, Centrais Electricas Cachoeira Dourada S.A.-CDSA and Endesa Brasil S.A. are for the three month period ended December 31, 2005.

     In 2005 we created a new subsidiary, Endesa Brasil, to act as the holding company for all of our generation, transmission and distribution assets previously held thorugh Endesa Internacional, Enersis, Endesa Chile and Chilectra S.A. (“Chilectra”) held in Brazil.

     This reorganization, which was completed as of September 30, 2005, simplifies the ownership structure of these assets in Brazil.

     Due to the financial reporting requirements in Chile, as a result of the completion of the reorganization, Endesa Brasil issued Chilean GAAP consolidated financial statements for the period from the date of its creation in the date of the reorganization of entities under common control, September 30, 2005, until December 31, 2005 which, therefore, included only a three month period ended December 31, 2005. Endesa Brasil’s auditor, Deloitte, issued an auditor’s report on such Chilean GAAP financial statements which made reference to the work of other auditors, Ernst & Young, for the audit of the Chilean GAAP financial statements of CIEN, Central Geradora Termelétrica Fortaleza S.A. (“CGTF”) and Centrais Eléctricas Cachoeira Dourada S.A. (“Cachoeira”).

     Up to the date of the reorganization, (1) CIEN was a direct subsidiary (55% ownership) of our wholly owned subsidiary, Endesa Internacional, the remaining 45% ownership was owned by Endesa Chile (59.98% owned through Enersis, which, in turn, is 60.62% owned by us); (2) CGTF was a direct subsidiary (51.18% ownership) of our wholly owned subsidiary, Endesa Internacional, the remaining 48.82% ownership was owned by Enersis (60.62% owned by us); and (3) Cachoeira was a direct subsidiary (99.61% ownership) of Endesa Chile (59.98% owned through Enersis, which is 60.62% owned by us).

     After the reorganization of our investments in Brazil, CIEN and CGTF became wholly owned by Endesa Brasil, and Cachoeira became 99.61% owned by Endesa Brasil. Endesa Brasil´s ownership is structured as follows: 28.48% Endesa Internacional, our wholly owned subsidiary; 36.27% Endesa Chile; 20.55% Enersis; and the other 14.7% through some other companies pertaining to Endesa Group.

     Because our principal auditor, Deloitte, issued an auditor’s report for 2005 which makes reference to the work of other auditors, Ernst & Young, for the audit work of the Chilean GAAP financial statements of Endesa Chile, Ernst & Young’s report in respect of Endesa Chile is included in our Form 20-F. In addition, because Ernst & Young makes reference in such report to the work of other auditors (Deloitte) in relation to Endesa Chile’s equity investment in Endesa Brasil, Deloitte’s report in respect of Chilean GAAP financial statements of Endesa Brasil for the three months ended December 31, 2005 is included in our Form 20-F. Finally, because Deloitte makes reference in such report to the work of other auditors (Ernst & Young) with respect to the Chilean GAAP financial statements of CIEN, CGTF and Cachoeira, Ernst & Young’s respective reports in respect of such entities for the three months ended December 31, 2005 are included in our Form 20-F.

     We believe that we have complied with Rule 2-05 of Regulation S-X by including in our Form 20-F the various respective auditor’s reports on which our principal auditor (or any auditor relied on by our principal auditor) has relied.

Property, plant and equipment, page F-20

3.	Please advise and revise to clarify, if true, that borrowing costs incurred are directly attributable to construction and identify the nature of the qualifying assets. Also, please disclose the amount of borrowing cost capitalized during the period in future filings. Refer to IAS 23.

     We confirm that we have capitalized borrowing costs directly attributable to construction for our qualifying assets. In this respect, in the notes to our financial statements for future filings we will include the following text in relation to the capitalisation of borrowing costs in property, plant and equipment:

     “Cost includes, where appropriate, the following items:

     Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets incurred during the construction period. Qualifying assets are those assets that take a substantial period of time to get them ready for their intended use, such as electric generating facilities and distribution network. The interest capitalised relates to those on borrowings specifically obtained for the acquisition of such qualifying asset. If such specific borrowings have not been obtained for the acquisition of a specific qualifying asset, which is the most common situation, the interest considered and capitalised is calculated by applying to the investment made in the qualifying asset the weighted average interest rate on the borrowings in force during the year, excluding that directly related to the obtainment of qualifying assets. The capitalization rate used to determine the amount of borrowing costs eligible for capitalisation depends mainly on the geographical area and varies among a range of xxx% to xxx%. EUR xxx million, EUR 45 million and EUR 23 million were capitalised in this connection in 2006, 2005 and 2004, respectively.”